UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2013

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

Legend Town, CN01 Floor 4

No. 1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/s/ He Dang
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: December 2, 2013

Exhibit 99.1

Charm Communications Inc. Announces Unaudited Third Quarter 2013 Results

BEIJING, Nov. 29, 2013 /PRNewswire-Asia-SecondCall/ — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights

•	Turnover decreased 8.2% year over year to $198.8 million in the third quarter of 2013

•	Revenues declined 16.7% year over year to $40.7 million in the third quarter of 2013

•	Revenues for Charm’s advertising agency business declined 17.3% year over year to $11.3 million in the third quarter of 2013

•	Revenues for Charm’s media investment management business declined 18.6% year over year to $27.7 million in the third quarter of 2013

•	Gross profit declined 7.1% year over year to $13.4 million in the third quarter of 2013

•	Net loss was $0.6 million in the third quarter of 2013, compared to net income of $0.1 million in the year-ago period

•	Non-GAAP net income, which excludes share-based compensation expenses and amortization of intangible assets, was $0.5 million in the third quarter of 2013, compared to non-GAAP net income of $0.8 million in the year-ago period.

“Due to a sudden drop in television ratings for some of the media inventories we had previously underwritten, our media investment management business faced considerable challenges in the third quarter, said Mr. He Dang, Charm’s founder, chairman and chief executive officer. “In order to balance our risk-adjusted return, we will continue to reposition our Shangxing Media brand from a media inventory seller to a media service agency.”

“In light of the current dynamics of China’s advertising industry, we will also continue to focus on strengthening our core competencies and improving profitability. We have made solid progress in building our integrated service capabilities through key client wins and by increasing the scale of our multimedia trading platform. In our agency business, we are experiencing lower revenue extraction rates at the investment phase, but we will remain vigilant regarding our cost controls and credit management,” added Mr. Dang.

Third Quarter 2013 Results

Turnover (non-GAAP)

US$ mm	3Q13	3Q12	2Q13	Y-o-Y %	Q-o-Q%
Total turnover (non-GAAP)	$198.8	$216.5	$201.6	-8.2%	-1.4%

Advertising agency	$171.1	$182.5	$172.0	-6.2%	-0.5%
Media investment management	$27.7	$34.1	$29.6	-18.6%	-6.1%
Branding and identity services	N/A	N/A	N/A	N/A	N/A

The Company uses turnover (non-GAAP), defined as total customer advertising spending placed through or with Charm, to reflect the scale of its business.

The 8.2% year-over-year decrease in total turnover was mainly due to losses related to one of the Company’s larger agency clients of Vizeum, the joint venture between Charm and Aegis. Total turnover was relatively flat relative to the second quarter of 2013. The slight 1.4% quarter-over quarter decrease in total turnover was mainly due to the decrease in billings in our principal business.

The 6.2% year-over-year decrease in the advertising agency business (“agency business”) turnover was mainly due to a decrease in media spending related to the aforementioned Vizeum client. Agency business turnover was relatively flat compared to the second quarter of 2013.

The revenue extraction rate, which is defined as revenue divided by turnover, was 6.6% for the agency business, compared to 7.5% for the third quarter of 2012 and 7.1% for the second quarter of 2013. The quarter-over-quarter decrease in the revenue extraction rate was mainly due to lower extraction rates associated with new client wins. The year-over-year decrease in the revenue extraction rate reflected strong demand for content marketing associated with our sports and entertainment products in the third quarter of 2012.

The 18.6% year-over-year decrease in turnover (equivalent to GAAP revenue) for the Company’s media investment management business (“principal media business”), which operates under the Shangxing Media brand, was mainly due to lower revenue derived from CCTV-2 and BTV-Sports as a result of lower television ratings. The 6.1% quarter-over-quarter decrease in turnover in the principal media business was mainly due to the lower revenues as a result of lower television ratings for the media inventories we had previously underwritten.

Revenues

US$ mm	3Q13	3Q12	2Q13	Y-o-Y %	Q-o-Q%
Total revenues	$40.7	$48.8	$42.9	-16.7%	-5.1%

Advertising agency	$11.3	$13.6	$12.2	-17.3%	-7.3%
Media investment management	$27.7	$34.1	$29.6	-18.6%	-6.1%
Branding and identity services	$1.6	$1.1	$1.1	45.8%	46.8%

The changes in the Company’s agency business and principal media business revenues were consistent with the changes in turnover and, regarding the agency business revenues, consistent with changes in the extraction rate. The increases in branding and identity services revenues were primarily due to an overall increase in client demand for the Company’s creative services.

Gross Profit

US$ mm	3Q13	3Q12	2Q13	Y-o-Y %	Q-o-Q%
Cost of revenues	$27.3	$34.5	$27.8	-20.8%	-1.6%
Gross profit	$13.4	$14.4	$15.1	-7.1%	-11.5%
Gross margin	32.8%	29.4%	35.2%

The year-over-year decrease in the Company’s cost of revenues was in line with the decrease in total revenues over the same period. The Company’s cost of revenues was in line with those of the year-ago period. The decrease in gross profit was mainly a result of the decrease in revenues.

Operating Profit (Loss)

US$ mm	3Q13		3Q12		2Q13	Y-o-Y %	Q-o-Q%
Total operating expenses		$14.0		$14.8	$13.5	-5.1%	4.1%

Selling and marketing		$9.7		$9.4	$9.0	2.8%	7.3%
General and administrative		$4.4		$5.4	$4.5	-19.1%	-2.2%
Operating profit (loss)	-$	0.5	-$	0.2	$1.7	-161.1%	-129.6%

The Company’s selling and marketing expenses declined slightly compared to the year-ago period. The 7.3% quarter-over-quarter increase in selling and marketing expenses was primarily due to higher travel-related expenses incurred in the third quarter as a result of increased travel associated with the client pitching season. The 19.1% year-over-year and 2.2% quarter-over-quarter decrease in general and administrative expenses was mainly attributed to a decrease in bad debt provisions in the third quarter.

Net Income (Loss)

US$ mm	3Q13		3Q12		2Q13	Y-o-Y %	Q-o-Q%
Non-GAAP net income (loss)*		$0.5		$0.8	$2.5	-42.4%	-81.1%
Net income (loss)	-$	0.6		$0.1	$1.2	-834.5%	-154.0%
Basic net income (loss) per ADS (US$)	-$	0.03	-$	0.01	$0.02
Diluted net income (loss) per ADS (US$)	-$	0.03	-$	0.01	$0.02

*	The Company’s non-GAAP net income (loss) excludes share-based compensation expenses, and amortization of intangible assets.

Each American depositary share (“ADS”) represents two common shares. The weighted average number of shares used to compute basic net income per ADS for the third quarter of 2013 was 40,445,764. As of September 30, 2013, 40,561,549 ADSs were issued and outstanding.

Cash Flows and Cash Position

Net cash flow from operations for the third quarter of 2013 was negative $4.8 million. As of September 30, 2013, the Company had cash and cash equivalents of $91.1million, compared to $96.5 million at the end of the second quarter of 2013.

Customers

In the third quarter of 2013, Charm’s agency business had 195 advertisers, compared to 190 advertisers in the second quarter of 2013 and 167 advertisers in the third quarter of 2012.

In the third quarter of 2013, Charm’s principal media business had 212 advertisers, compared to 212 advertisers in the second quarter of 2013 and 231 advertisers in the third quarter of 2012.

Employee Headcount

As of September 30, 2013, the Company had 749 employees, compared to 784 employees as of June 30, 2013.

Recent Business Developments

In the third quarter of 2013, Charm Click won the Taobao Partner Award for 2012 and a gold medal in the 2013 China Advertising Great Wall Marketing Awards for work on behalf of Jaguar Land Rover Ltd. The Company won two additional gold medals in the China Advertising Great Wall Marketing Awards for work on behalf of Fen Jiu and Snow Beer. The Company also won a best commercial award in China’s 2013 Best Brand-building Case Evaluation for work on behalf of China Telecom.

The Company won the following accounts in the third quarter of 2013:

•	Charm Advertising: China Merchants Bank, a full media campaign for Wuliangye Wine, and a print media campaign for ICBC;

•	Charm Click: Supor, Pangu.us, Xiangxue Pharmaceutical Co., Yong Sheng Yuan, and Boston Merchant Financial;

•	Charm Interactive: Skyworth, Seamild, Dencare, and Yong Sheng Yuan.

On November 18, at China’s annual CCTV primetime auction, the Company ranked first in terms of total successful bidding volume for the eleventh year in a row.

On September 30, the Company announced that its board of directors had received a preliminary non-binding proposal letter dated September 30, 2013 (the “Proposal Letter”) from Mr. Dang, the chairman of the board of directors (the “Founder”), Merry Circle Trading Limited, a British Virgin Islands company controlled by the Founder (“Merry Circle”), Honour Idea Limited, a British Virgin Islands company owned by the Founder (“Honour Idea” and, collectively with Merry Circle, the “Founder Shareholders”), and CMC Capital Partners HK Limited (collectively, the “Consortium”) to acquire all of the outstanding shares of the Company not currently owned by the Founder Shareholders in a “going private” transaction (the “Transaction”) at a price of US$4.70 in cash per American Depositary Share of the Company (“ADS”, each ADS representing two (2) Class A ordinary shares of the Company), or US$2.35 in cash per Class A ordinary share of the Company, and US$2.35 in cash per Class B ordinary share of the Company, subject to certain conditions. According to the Proposal Letter, the acquisition is intended to be financed by debt and/or equity capital and specifies that the Consortium’s proposal constitutes only a preliminary indication of its interest and is subject to negotiation and execution of definitive agreements relating to the proposed Transaction. A copy of the Proposal Letter is available on the Company’s investor relations website.

On October 4, the Company announced it had established a special committee of its board of directors (the “Special Committee”) to consider the Proposal Letter. The Special Committee is composed of the following independent directors of the Company: Mr. Zhan Wang, Mr. Andrew J. Rickards and Mr. Gang Chen, with Mr. Zhan Wang serving as chairperson of the Special Committee. The Special Committee and its retained advisors, including an independent financial advisor, will assist in the evaluation of the Proposal Letter and any additional proposals that may be made by Mr. Dang and his affiliates.

The Special Committee has been assigned with the responsibility to evaluate, negotiate and recommend to the board of directors any proposals involving a strategic transaction by the Company with one or more third parties. These evaluations and negotiations are conducted independently of the Company’s management and investor relations teams. The Company has established an email address (specialcommittee@charmgroup.cn) that will be managed by the Special Committee for any investors who may have specific questions regarding the Proposal.

No final decisions have been made by the Special Committee with respect to the Company’s response to the Proposal Letter. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that the Proposal or any other transaction will be approved or consummated.

On October 7, the Company announced its chief financial officer, Mr. Wei Zhou, was stepping down, effective November 1, in order to pursue other opportunities. Ms. Cindy Wang, Charm’s vice president of finance, now manages the Company’s daily financial operations, reporting directly to the Company’s chief executive officer.

Business Outlook

US$ mm	4Q13E
Non-GAAP net income*	2.75 ~ 3.25

*	The Company’s non-GAAP net income (loss) excludes share-based compensation expenses and amortization of intangible assets.

The Company bases these estimates on a foreign exchange rate of RMB6.10 to US$1.00. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures:

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States (“GAAP”), the Company also provides the following non-GAAP financial measures: “turnover,” which is defined as total customer advertising spending placed through or with Charm, and “non-GAAP net income(loss),” which is defined as GAAP net income(loss) excluding stock-based compensation expenses and amortization of intangible assets.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in ongoing core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating the Company’s business internally and therefore deems it important to provide all of this information to investors.

Cautions on Use of Non-GAAP Measures

In addition to Charm’s consolidated financial results prepared under U.S. GAAP, the Company also provides non-GAAP financial measures, including “turnover” and “non-GAAP net income(loss).” The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s GAAP financial measures; and

•	these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to the Company, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure or measures appears at the end of this press release.

Conference Call

Charm’s management team will hold an earnings conference call at 8 a.m. U.S. Eastern Time (9 p.m. Beijing/Hong Kong Time) on Monday, December 2, 2013.

Dial-in details for the conference call are as follows:

U.S.:	+1-845-675-0437
International:	+65-6723-9381
United Kingdom:	+44-20-3059-8139
Hong Kong:	+852-2475-0994
Passcode:	12834505

A replay of the call will be available from 11 a.m. December 2, 2013 until December 9, 2013 U.S. Eastern Time. Dial-in details for the replay are as follows:

International:	+61-2-8199-0299
Passcode:	12834505

Additionally, an archived webcast of this call will be available on the Investor Relations section of the Charm web site at http:/ir.charmgroup.cn.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as a number of major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (CCTV). For more information, please visit http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Jenny Wang

IR Department

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the United States:

Mr. Justin Knapp

Ogilvy Financial

Phone: +1-616-551-9714

Email: chrm@ogilvy.com